Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lufax Holding Ltd, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

CONNECTED TRANSACTION

PROPOSED EXTENSION OF MATURITY DATE OF

THE PING AN OVERSEAS HOLDINGS

CONVERTIBLE PROMISSORY NOTES

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Capitalized terms used in this cover shall have the same meanings as those defined in the circular.

A letter from the Board is set out on pages 5 to 20 of this circular. A letter from the Independent Board Committee to the Independent Shareholders is set out on page 21 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 22 to 43 of this circular.

A notice convening the Extraordinary General Meeting of Lufax Holding Ltd to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Thursday, October 8, 2026 at 10 a.m. (Hong Kong time) is set out on pages 49 to 50 of this circular. A form of proxy for use at the Extraordinary General Meeting is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir-hk.lufaxholding.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10 a.m. (Hong Kong time), on Tuesday, October 6, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

Hong Kong, September 9, 2026

— i —

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“ADS(s)”	American Depositary Shares, every one (1) ADS representing two (2) Shares

“ADS Record Date”	September 3, 2026 (close of business in New York time)

“Amendment and Supplemental Agreement”	the amendment and supplemental agreement to the Share Purchase Agreement and the Convertible Promissory Notes dated August 20, 2026 entered into between the Company, Ping An Overseas Holdings and An Ke Technology

“An Ke Technology”	An Ke Technology Company Limited (安科技術有限公司), a limited liability company incorporated in Hong Kong and indirectly wholly-owned by Ping An Insurance

“An Ke Technology Convertible Promissory Notes”	the convertible promissory notes issued by the Company to An Ke Technology

“Articles of Association”	the ninth amended and restated articles of association of the Company adopted by way of a special resolution of the shareholders passed on April 12, 2023 and effective on April 14, 2023, and as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Company”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (stock ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Consolidated Affiliated Entity(ies)”	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group

“Convertible Promissory Notes”	the Ping An Overseas Holdings Convertible Promissory Notes and the An Ke Technology Convertible Promissory Notes

“Depositary”	Citibank, N.A., as depositary bank for the ADS program

“Director(s)”	the director(s) of the Company

DEFINITIONS

“Extended CB Maturity Date”	October 8, 2027

“Extension”	the proposed extension of the maturity date of the Ping An Overseas Holdings Convertible Promissory Notes from October 8, 2026 to October 8, 2027

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Thursday, October 8, 2026 at 10:00 a.m. (Hong Kong time), or any adjournment thereof and notice of which is set out on pages 49 to 50 of this circular

“Group”	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board comprising all the independent non-executive Directors to advise the Independent Shareholders in respect of the Extension and the transactions contemplated thereunder which require approval from the Independent Shareholders

“Independent Financial Adviser”	Red Sun Capital Limited, a licensed corporation to conduct Type 1 (dealing in securities), and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	the Shareholders, other than those who are required to abstain from voting at the general meeting to be convened to approve the Extension and the transactions contemplated thereunder

“Latest Practicable Date”	August 31, 2026, being the latest practicable date for ascertaining information referred to in this circular prior to its publication

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended and supplemented from time to time

“NYSE”	the New York Stock Exchange

“Original Maturity Date”	October 8, 2026

DEFINITIONS

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中國平安 保險（集團）股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter))

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外（控股 ）有限公司), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Insurance

“Ping An Overseas Holdings Convertible Promissory Notes”	the convertible promissory notes issued by the Company to Ping An Overseas Holdings

“PRC” or “China”	the People’s Republic of China, except where the context requires otherwise, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Redemption”	the redemption of all of the outstanding principal amount of the An Ke Technology Convertible Promissory Notes on the Original Maturity Date

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Shareholder(s)”	the holder(s) of the Share(s)

“Shares Purchase Agreement”	an agreement entered into between the Company and Ping An Overseas Holdings dated August 27, 2015 in connection with the acquisition of the retail credit and enablement business from Ping An Insurance

“Shares Record Date”	September 3, 2026 (Hong Kong time)

“Specific Mandate”	the specific mandate to be sought from the Independent Shareholders at the EGM and to be granted to the Directors for the allotment and issue of the Conversion Shares upon exercise of the conversion rights attaching to the Ping An Overseas Holdings Convertible Promissory Notes

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

DEFINITIONS

“treasury Shares”	has the meaning ascribed to it under the Listing Rules

“United States”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	United States dollars, the lawful currency of United States

“Valuation Date”	June 30, 2026

“Valuation Report”	the report of the valuation of the fair value of the Ping An Overseas Holdings Convertible Promissory Notes as of the Valuation Date prepared by the Valuer

“Valuer”	Avista Valuation Advisory Limited, the independent valuer

“%”	per cent

LETTER FROM THE BOARD

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

Executive Directors:	Registered Office:
Mr. Xiang JI (吉翔) (Chief Executive Officer)	Maples Corporate Services Limited
PO Box 309, Ugland House
Independent Non-executive Directors:	Grand Cayman, KY1-1104
Mr. Dicky Peter YIP (葉迪奇) (Chairman)	Cayman Islands
Ms. Wai Ping Tina LEE (李蕙萍)
Mr. Koon Wing Ernest IP (葉冠榮) Mr. Siu Hong CHENG (鄭小康) Mr. Wai Kin CHIM (詹偉堅)	Head Office and Principal Place of Business in PRC:
18th Floor, No. 1333
Lujiazui Ring Road
Pudong New District
Shanghai
PRC

Principal Place of Business in Hong Kong:
Room 1920, 19/F
Lee Garden One
33 Hysan Avenue, Causeway Bay
Hong Kong

September 9, 2026

To the Shareholders

Dear Sir and Madam,

CONNECTED TRANSACTION

PROPOSED EXTENSION OF MATURITY DATE OF

THE PING AN OVERSEAS HOLDINGS

CONVERTIBLE PROMISSORY NOTES

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

Reference is made to (a) the disclosure in the section headed “Directors’ Report — Equity-Linked Agreements — Convertible Promissory Notes Issues to Ping An Overseas Holdings and An Ke Technology” in the annual report of the Company for the year ended December 31, 2025 and (b) the announcement of the Company dated August 20, 2026.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with information in respect of the resolutions to be proposed at the Extraordinary General Meeting to seek approval of the Shareholders in respect of, among other matters: (i) further details of the Extension and the transactions contemplated thereunder; (ii) further details of the Specific Mandate; (iii) a letter of recommendation from the Independent Board Committee; (iv) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders; and (v) a notice convening the Extraordinary General Meeting.

2.	PROPOSED EXTENSION OF MATURITY DATE OF THE PING AN OVERSEAS HOLDINGS CONVERTIBLE PROMISSORY NOTES

Background

In October 2015, in connection with the acquisition of the retail credit and enablement business from Ping An Insurance, the Company issued the Convertible Promissory Notes in an aggregate principal amount of US$1,953,800,000 with an interest rate of 0.7375% per annum to Ping An Overseas Holdings.

In October, 2015, Ping An Overseas Holdings entered into an agreement with An Ke Technology, pursuant to which Ping An Overseas Holdings shall transfer the outstanding principal amount of the US$937,824,000 of the Convertible Promissory Notes (including its rights, benefits and interests) to An Ke Technology. Upon completion of such transfer, the Company issued convertible promissory note in the principal amount of US$1,015,976,000 to Ping An Overseas Holdings and the convertible promissory note in the principal amount of US$937,824,000 to An Ke Technology. From November 27, 2015 to December 6, 2022, the Company, Ping An Overseas Holdings and An Ke Technology entered into various supplemental agreements to, among others, amend and extend the term of the Convertible Promissory Notes, and 50% of the outstanding principal amount of the Convertible Promissory Notes were redeemed by the Company.

As of the date of the Amendment and Supplemental Agreement, the outstanding principal amount of the Convertible Promissory Notes amounted to US$976.9 million and would mature and be repayable in full with accrued interests on October 8, 2026.

Amendment and Supplemental Agreement

On August 20, 2026, the Company, An Ke Technology and Ping An Overseas Holdings entered into the Amendment and Supplemental Agreement to (a) extend the maturity date of the outstanding Ping An Overseas Holdings Convertible Promissory Notes by one year from October 8, 2026 to October 8, 2027 (i.e. the Extended CB Maturity Date), and (b) redeem all of the outstanding principal amount of the An Ke Technology Convertible Promissory Notes on the Original Maturity Date and the An Ke Technology Convertible Promissory Notes shall be cancelled.

Principle terms of the Extension and Redemption are set out below:

The Extension

Pursuant to the Amendment and Supplemental Agreement, the Company and Ping An Overseas Holdings agreed to extend the maturity date of the outstanding Ping An Overseas Holdings Convertible Promissory Notes by one year from October 8, 2026 to October 8, 2027 (i.e. the Extended CB Maturity Date).

LETTER FROM THE BOARD

Consideration for the Extension

The Company agreed to pay the consideration of US$29,377,672.86 to Ping An Overseas Holdings for the Extension (the “Consideration”). The payment date of the said consideration shall be the Original Maturity Date or such other date(s) as mutually agreed by the parties, and the payment shall be made by bank transfer by the Company to the designated account of Ping An Overseas Holdings. The Consideration was determined after arm’s length negotiations between the parties with reference to the difference between (i) the outstanding principal amount of US$507,988,000 of the Ping An Overseas Holdings Convertible Promissory Notes and (ii) the fair market value of the Ping An Overseas Holdings Convertible Promissory Notes as of the Valuation Date of approximately US$478,610,000 as determined by the Valuer as provided in the Valuation Report.

Save as disclosed above, all the other terms and conditions of the outstanding Ping An Overseas Holdings Convertible Promissory Notes remain unchanged.

Valuation

An independent valuation on the fair value of the Ping An Overseas Holdings Convertible Promissory Notes has been conducted by the independent Valuer. The Valuer issued the Valuation Report on August 7, 2026. The Valuer is Avista Valuation Advisory Limited, an independent valuer engaged by the Company. Avista Valuation Advisory Limited, an independent valuer engaged by the Company. The Valuer is a leading professional advisory firm and is experienced in performing a full range of valuation advisory, risk management advisory, ESG advisory, corporate advisory, and property consultancy services for various purposes. The Valuer is a corporate member of the International Valuation Standards Council (IVSC). The Valuer has neither present nor prospective interests in the subject under valuation and the Company.

In conducting the valuation, the Valuer has (a) coordinated with the management to obtain the required documents for the valuation; (b) reviewed the terms and conditions related to the issuance and extension of the Ping An Overseas Holdings Convertible Promissory Notes; (c) carried out research into the sectors concerned and collected relevant market data from reliable sources; (d) discussed with the management to understand the rationale about certain key assumptions adopted in the valuation model; (e) adopted the most appropriate valuation method to analyze the fair value of the Ping An Overseas Holdings Convertible Promissory Notes as of the Valuation Date on a pro forma basis; and (f) compiled the Valuation Report on the valuation, which outlines their findings, valuation methodologies and assumptions, and valuation conclusion. When performing the valuation, all relevant information, and documents should have been provided to the Valuer by the Company. The Valuer relied on such data, records and documents in achieving its opinion of values and had no reason to doubt the truth and accuracy of the information provided to us by the Company, and their authorized representatives. As agreed with the Company, the valuation was performed on a pro forma basis, in which the Extension is deemed completed as of the Valuation Date.

LETTER FROM THE BOARD

The Valuer has adopted the binomial option pricing model. The Valuer considers that such approach is the most appropriate, given that a convertible security is a hybrid instrument that gives the holder the right, but not the obligation, to convert the notes into shares of the issuer and its value depends on the uncertain future path of the underlying share price and on the holder’s decision of whether and when to convert, it is estimated using a binomial lattice under risk-neutral, arbitrage-free assumptions, as summarized below:

•

Step 1 — Constructing the share-price lattice. The time to maturity is divided into a series of equal sub-intervals, and at each node the share price is assumed to move up or down by factors determined by the expected volatility of the share, producing a recombining tree of possible share prices.

•

Step 2 — Assigning risk-neutral probabilities. The probabilities of an up-move and a down-move are derived from the risk-free rate, the expected dividend yield and the up and down factors, so that the expected return at each node is consistent with an arbitrage-free framework.

•

Step 3 — Valuing the terminal nodes. At maturity, the value at each node is taken as the greater of the conversion value, being the prevailing share price multiplied by the number of shares receivable on conversion, and the redemption value of the notes.

•

Step 4 — Backward induction. Working backwards through the lattice, the value at each earlier node is the greater of the conversion value, where conversion is permitted, and the probability-weighted value of the two succeeding nodes discounted at a credit-risk-adjusted rate. Rolling the lattice back to the Valuation Date yields the fair value of the whole Ping An Overseas Holdings Convertible Promissory Notes.

The parameters and sources of reference adopted by the Valuer are as follows:

Parameters	Adopted assumptions	Sources of Reference
Valuation Date	30 June 2026	Per the Amendment and Supplemental Agreement
Principal Amount	US$507,988,000
Coupon Rate	0.7375% per annum payable semi- annually
Extension Date	8 October 2026
Maturity Date	8 October 2027

Conversion Start Date	30 April 2027	Per the Amendment and Supplemental Agreement, the period commencing on 30 April 2027, until the date which is five business days before and (excluding) the Extended CB Maturity Date.
Conversion End Date	3 October 2027

LETTER FROM THE BOARD

Parameters	Adopted assumptions	Sources of Reference
Conversion Price	US$2.32 per Share	Per the Amendment and Supplemental Agreement

Spot Price per ADS	US$1.32	1 ADS = 2 Shares. The latest price of ADS of the Company as of the Valuation Date, sourced from Bloomberg.

Time to Maturity	1 year	The number of year(s) between the Extension Date and the Extended CB Maturity Date.

Expected Volatility	61.30%	The annual historical volatility is based on the change of stock prices of the Company and comparable companies over a period of 1.00 year as of the Valuation Date, sourced from S&P Capital IQ.

Expected Dividend Yield	0.00%	The expected dividend yield of the shares of the Company estimated by the Management.

Risk-Free Rate	4.07%	Applicable risk-free rate refers to the 1-year US government treasury yield as of the Valuation Date, sourced from Bloomberg.

Discount Rate	7.13%

Derived based on build-up method by the sum of 1) applicable risk-free rate of 4.07%; 2) applicable credit spread of 1.55%; and 3) liquidity risk spread of 1.50%:

1)  Applicable risk-free rate refers to the 1.00-year US government treasury yield as of the Valuation Date, sourced from Bloomberg;

LETTER FROM THE BOARD

Parameters	Adopted assumptions	Sources of Reference

2)  Applicable credit spread refers to the median option-adjusted spread (“OAS”) of the comparable bonds, sourced from Bloomberg. In the selection of comparable bonds, the following criteria have been considered:

i.   Similar time to maturity of 1.00 year as of the Valuation Date;

ii.  Similar credit rating with the Company (i.e. the Issuer) of BB+, BB, BB- and B+. The Company’s credit rating was sourced from S&P Capital IQ Risk Gauge Report;

iii.   Fixed Coupon Rate;

iv.   Issuer’s Industry includes Financial;

v.  Issued Currency is United States Dollar;

3)  Applicable liquidity risk spread refers to that for speculative grade bonds as sourced from the academic research “Liquidity Risk Premia in Corporate Bond Markets” written by Frank de Jong and Joost Driessen.

Based on the analysis outlined above and the valuation method employed, the Valuer is of the view that as of the Valuation Date, the fair value of the Ping An Overseas Holdings Convertible Promissory Notes as of the Valuation Date, on a pro forma basis, is reasonably stated at approximately US$478,610,000.

LETTER FROM THE BOARD

In arriving at the above conclusion, the Valuer has considered the following principal factors: (a) the economic outlook for the regions in which the Company operates and specific competitive environments affecting the industry; (b) the financial and operational performance of the Company; (c) the business risks of the Company; (d) the credit rating of the Company; (e) the experience of the management team of the Company and support from their shareholders; and (f) the legal and regulatory issues affecting the industry in general. Further, several general assumptions have to be established to arrive at the concluded value. The key assumptions adopted in this valuation include: (a) there will be no material changes in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect the business of the Company; (b) there are no material changes in the financial position of the Company between the respective financial reporting dates and the Valuation Date; (c) the Company will not be constrained by the availability of finance; (d) the Company will retain competent management, key personnel and technical staff to support its ongoing operations; (e) the interest rates will not differ materially from those presently prevailing; and (f) there are no hidden or unexpected conditions associated with the business entity valued that might adversely affect the reported value.

The Valuation Report was prepared based on the following general assumptions and limiting conditions: (a) all data, including historical financial data, which the Valuer relied upon in reaching opinions and conclusions or set forth in the Valuation Report are true and accurate to their best knowledge. Whilst reasonable care has been taken to ensure that the information contained in the Valuation Report is accurate, the Valuer cannot guarantee its accuracy and the Valuer assumes no liability for the truth or accuracy of any data, opinions, or estimates furnished by or sourced from any third parties which the Valuer used in connection with the Valuation Report; (b) the Valuer also assume no responsibility for the accuracy of any legal matters. In particular, the Valuer has not carried out any investigation into the title of, or any encumbrances or any interest claimed or claimable against the Ping An Overseas Holdings Convertible Promissory Notes appraised. Unless otherwise stated in the Valuation Report, the Valuer has assumed that the owner’s interest is valid, the titles are good and marketable, and there are no encumbrances that cannot be identified through normal processes; (c) the value opinion presented in the Valuation Report is based on the prevailing or then prevailing economic conditions and on the purchasing power of the currency stated in the Valuation Report as of the date of analysis. The date of value on which the conclusions and opinions expressed apply is stated in the Valuation Report; and (d) the Valuation Report has been prepared solely for the use or uses stated.

Conditions precedent

The Extension shall become effective immediately on October 8, 2026, being the Original Maturity Date provided that each of the following conditions precedents has been satisfied on or prior to the Original Maturity Date:

(a)	the Company having obtained from the Independent Shareholders all necessary approvals required under the Articles of Association, applicable laws and the Listing Rules in respect of the Extension;

(b)	the Stock Exchange having approved the Extension; and

(c)

the Stock Exchange granting its approval for the listing of, and permission to deal in, the Shares to be allotted and issued by the Company upon conversion of the Ping An Overseas Holdings Convertible Promissory Notes.

LETTER FROM THE BOARD

Principal terms of the Ping An Overseas Holdings Convertible Promissory Notes

The principal terms of the Ping An Overseas Holdings Convertible Promissory Notes after the Extension has become effective are summarized below:

Issuer:	The Company

Holders of the Ping An Overseas Holdings Convertible Promissory Notes:	Ping An Overseas Holdings

Issuance date of the Ping An Overseas Holdings Convertible Promissory Notes:	October 8, 2015

Outstanding principal amount of the Ping An Overseas Holdings Convertible Promissory Notes:	US$507,988,000

Interest and interest payment dates:	0.7375% per annum of the principal amount outstanding form time to time, payable semi-annually until the Extended CB Maturity Date

Extended CB Maturity Date:	October 8, 2027

Transferability:	The Ping An Overseas Holdings Convertible Promissory Notes or any part(s) thereof may be assigned or transferred to any third party subject to compliance of certain conditions, including, among others, (a) the execution of a form of transfer substantially in the agreed form annexed to the Ping An Overseas Holdings Convertible Promissory Notes, and (b) that the Ping An Overseas Holdings Convertible Promissory Notes must be delivered for cancellation to the Company accompanied by a duly executed form of transfer.

Conversion period:	The period commencing on April 30, 2027 until the date which is five (5) business days before (and excluding) the Extended CB Maturity Date (i.e., October 8, 2027).

LETTER FROM THE BOARD

Conversion right:	The holders of the Ping An Overseas Holdings Convertible Promissory Notes shall have the right to convert the whole or any part of the outstanding principal amount of the Ping An Overseas Holdings Convertible Promissory Notes into certain number of the ordinary shares of the Company (“Conversion Shares”) at any time during the conversion period at the initial conversion price of US$14.8869 per Share, subject to certain adjustments (“Conversion Price”), primarily including adjustments for (i) any consolidation or subdivision of Shares, (ii) any issuance of Shares to the shareholders by way of capitalization of profits or reserves, (iii) any capital distributions made to shareholders, (iv) certain issuance of Shares, or certain grant of options, warrants or other rights to purchase any Shares, to shareholders at a price less than the current market price, (v) any issuance of any securities (other than Shares or options, warrants or other rights to purchase Shares) to all or substantially all Shareholders as a class by way of rights, or any grant to all or substantially all Shareholders as a class by way of rights of any options, warrants or other rights to purchase any securities (other than Shares or options, warrants or other rights to purchase Shares), (vi) any issuance of securities by the Company or any subsidiary, or any other person (pursuant to any arrangements with the Company or any subsidiary) in connection with an offer by or on behalf of the Company or any subsidiary or such other person, pursuant to which offer the shareholders generally are entitled to participate in arrangements whereby such securities may be acquired by them, and (vii) other events that the Company considers that it would be appropriate for an adjustment to be made to the conversion price, subject to the Guidance Letters and all relevant regulations.

The conversion rights attaching to the Ping An Overseas Holdings Convertible Promissory Notes may be exercised on any business day during the conversion period by the holder giving no less than 10 business days prior notice to the Company.

LETTER FROM THE BOARD

Conversion price:	The initial conversion price is US$14.8869 per Share, subject to anti-dilution adjustments including, among others, any consolidation or subdivision of shares and any payment of capital distribution to the shareholders. The initial conversion price was determined after arm’s length negotiations between the Company and Ping An Overseas Holdings with reference to a number of factors, including, among other things, the then assets, liabilities, financial performance, business condition and future prospects of the Company. On August 22, 2023, the Company declared a semi- annual dividend of US$0.078 per the Share or US$0.039 per the ADS(1) for the six months ended June 30, 2023 and the conversion price had been adjusted to US$12.74 per share in accordance with the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes; and in the first half of 2024, the Board and Shareholders approved a special dividend of US$1.21 per Share or US$2.42 per ADS out of the share premium account with the scrip dividend scheme as detailed in the circular of the Company dated June 12, 2024, and the conversion price had been further adjusted to US$2.32 per share in accordance with the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes. As of the date of this circular, the adjusted conversion price is US$2.32 per Share. For reference, the closing price per Share as quoted on the Stock Exchange on the last trading day (being January 27, 2025) prior to the suspension of the trading of Shares on the Stock Exchange is HK$10.9 and the closing price per ADS as quoted on the NYSE on the last trading day (being August 19, 2026, New York time) is US$1.45.

(1) Every two ADSs represented one Share at the relevant time.

Redemption right:	Unless previously converted or purchased and canceled, the Company will redeem the Ping An Overseas Holdings Convertible Promissory Notes at 100% of its outstanding principal amount together with accrued interest (calculated up to but including the date of redemption) on the Extended CB Maturity Date. The holders of the Ping An Overseas Holdings Convertible Promissory Notes shall be entitled (but not obliged) to give a redemption notice to the Company in writing that the Ping An Overseas Holdings Convertible Promissory Notes are, and shall become due and payable within 30 days of receipt of such notice if an event of default occurs and the Company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Overseas Holdings Convertible Promissory Notes specifying the occurrence of any of the events of default.

Voting:	The holder shall not be entitled to receive any notices of, attend or vote at any meetings of the Company by reason only being the holder.

Ranking of Conversion Shares:	The Conversion Shares shall rank pari passu in all respects with all existing Shares then in issue at the date on which the notice of conversion is given.

LETTER FROM THE BOARD

The Conversion Shares

The number of Conversion Shares to be issued by the Company to the holder of the Ping An Overseas Holdings Convertible Promissory Notes shall be equal to the quotient of (i) the principal amount of the Ping An Overseas Holdings Convertible Promissory Notes divided by (ii) the conversion price (as adjusted) rounded down to the nearest US$ cent. No fraction of Share shall be issued on conversion.

Assuming that the Ping An Overseas Holdings Convertible Promissory Notes are fully converted into Conversion Shares at the conversion price of US$2.32 per Share, a total of 218,960,344 Conversion Shares will be issued which represent approximately 12.63% of the issued share capital of the Company as at the date of this circular and approximately 11.22% of the issued share capital of the Company as enlarged by the allotment and issue of the Conversion Shares. The Company is not obliged to issue Shares in satisfaction of the conversion rights contemplated under the Ping An Overseas Holdings Convertible Promissory Notes in breach of its obligations under the Listing Rules (including but not limited to the minimum public float requirement).

As at the date of this circular, (i) the Company has no treasury Shares (as defined under the Listing Rules); and (ii) the Company holds in aggregate 56,304,860 Shares, being shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s share incentive plans. The Company has no intention to use treasury Shares (as defined under the Listing Rules) to satisfy its obligations upon conversion of the Ping An Overseas Holdings Convertible Promissory Notes.

The allotment and issue of the Conversion Shares will be made under the Specific Mandate to be sought and approved by the Independent Shareholders at the EGM.

There are no restrictions on any subsequent sale of the Conversion Shares. The allotment and issue of the Conversion Shares will not result in a change of control of the Company.

Listing

No application will be made by the Company for the listing of the Ping An Overseas Holdings Convertible Promissory Notes on the Stock Exchange or any other stock exchange. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

Specific Mandate

The Company will seek the grant of the Specific Mandate from the Independent Shareholders at the EGM. An Ke Technology and Ping An Overseas Holdings will abstain from voting on the resolution(s) in respect of the Specific Mandate. The Specific Mandate will be valid from the date of passing the relevant resolutions at the EGM.

The Redemption

Pursuant to the Amendment and Supplemental Agreement, the Company shall redeem all the outstanding principal amount of the An Ke Technology Convertible Promissory Notes and no further interest shall accrue on the An Ke Technology Convertible Promissory Notes from the date after the Original Maturity Date. The parties agree that the redemption price for the An Ke Technology Convertible Promissory Notes shall be the outstanding principal amount of the An Ke Technology Convertible Promissory Notes together with accrued and unpaid interest up to and including the Original Maturity Date. Such redemption amount and interest shall be paid by the Company to An Ke Technology, and shall be payable in instalments, being the first instalment in October 2026 and the second instalment in December 2026 or such other date(s) as mutually agreed by the parties.

LETTER FROM THE BOARD

Shareholding structure of the Company

The following table illustrates the shareholding structure of the Company (i) as at the date of this circular; and (ii) immediately after and assuming full conversion of the Ping An Overseas Holdings Convertible Promissory Notes:—

Shareholders	As at the date of this circular			Immediately after the conversion of the whole of the principal amount of the Ping An Overseas Holdings Convertible Promissory Notes
	No. of Shares		Approximate %	No. of Shares	Approximate %
An Ke Technology	764,894,583	(1)	44.13	764,894,583	39.18
Ping An Overseas Holdings	393,795,905	(1)	22.72	612,756,249	31.39
Public	574,687,296		33.15	574,687,296	29.43

Total	1,733,377,784		100	1,952,338,128	100

Notes:

(1)

An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly-owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 764,894,583 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings.

(2)

Certain percentage figures included in the above table have been subject to rounding adjustments. Accordingly, figures shown as totals may not be an arithmetic aggregation of the figures preceding them.

(3)

The shareholding structure is shown for illustration purpose only and may not be exhaustive. Pursuant to the conversion restrictions under the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes, the conversion rights may only be exercised to the extent that, immediately after such conversion, the Company will continue to be able to satisfy the public float requirements under the Listing Rules (i.e. the minimum public float prescribed by the Listing Rules, whereby at least 25% of total number of issued Shares (excluding treasury Shares) must be in public hands).

LETTER FROM THE BOARD

Reasons for and benefits of the Extension

The Convertible Promissory Notes would mature on October 8, 2026 unless further extended. In the event that Ping An Overseas Holdings chooses not to exercise the conversion rights, the Company would be expected to incur a substantial cash outflow, being the outstanding principal amount of the Ping An Overseas Holdings Convertible Promissory Notes in the amount of US$507,988,000 and the interest accrued, in order to redeem the respective Ping An Overseas Holdings Convertible Promissory Notes.

The extension of the maturity date of the Ping An Overseas Holdings Convertible Promissory Notes pursuant to the Amendment and Supplemental Agreement will enable the Company to postpone such substantial cash outflow and allow the Company to have more financial flexibility in the deployment of its working capital for its business operations and development, without having to incur additional financing costs to effect immediate repayment. In addition, given the uncertainty in the economic environment and fierce competition in the industry, the holding of sufficient funds will safeguard the Company’s ability to cope with such complex environment and satisfy its operational needs.

Having considered all the relevant factors and in light of the reasons and benefits as set out above, the Directors (excluding the independent non-executive Directors whose view has been included in the section headed “Letter from the Independent Board Committee” of this circular) considered that the terms of the Extension and the transactions contemplated thereunder, are on normal commercial terms or better, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Fund raising activities in the past twelve months

The Company did not conduct any fund raising activities from the issue of equity securities in the twelve-month period immediately preceding the date of the Amendment and Supplemental Agreement.

Information on the parties

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions and consumer finance business in the PRC.

An Ke Technology is a limited company incorporated in Hong Kong and it is a wholly-owned subsidiary of Ping An Financial Technology, which is in turn wholly-owned by Ping An Insurance. An Ke Technology is principally engaged in investment management and investment consulting.

Ping An Overseas Holdings is a limited liability company incorporated in Hong Kong, it is a wholly-owned subsidiary of Ping An Insurance and is principally engaged in investment holdings.

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

LETTER FROM THE BOARD

Listing Rules Implications

An Ke Technology and Ping An Overseas Holdings hold approximately 44.13% and 22.72% of the issued share capital of the Company as at the date of this circular, respectively. Accordingly, An Ke Technology and Ping An Overseas Holdings are connected persons of the Company and the transactions contemplated under the Extension constitute connected transactions of the Company which are subject to the reporting, circular and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Pursuant to Rule 28.05 of the Listing Rules, any alteration in the terms of convertible debt securities after issue must be approved by the Stock Exchange, except where the alteration takes effect automatically under the existing terms of such convertible debt securities. Accordingly, an application has been made by the Company to the Stock Exchange for the approval of the Extension.

Independent Board Committee and Independent Financial Adviser

The independent non-executive Directors have formed the Independent Board Committee for the purpose of advising the Independent Shareholders in respect of the Extension and the transactions contemplated thereunder, and the grant of the Specific Mandate, which require approval from the Independent Shareholders. The Independent Financial Adviser has been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in this regard.

3.	EXTRAORDINARY GENERAL MEETING AND PROXY ARRANGEMENT

The Company proposes to convene the Extraordinary General Meeting at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Thursday, October 8, 2026 at 10 a.m., Hong Kong time.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10 a.m. (Hong Kong time), on October 6, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

LETTER FROM THE BOARD

4.	VOTING BY POLL

Pursuant to Rule 13.39(4) of the Listing Rules and Article 67 of the Articles of Association, any resolution put to the vote of the meeting shall be decided on a poll save that the chairman may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands. Accordingly, each of the resolutions set out in the notice of Extraordinary General Meeting will be taken by way of poll. An announcement on the poll results will be published after the Extraordinary General Meeting in the manner prescribed under Rule 13.39(5) of the Listing Rules.

5.	SHARE RECORD DATE AND ADS RECORD DATE

For determining the Shareholders’ entitlement to attend and vote at the Extraordinary General Meeting, the Board has fixed the close of business on September 3, 2026 (Hong Kong time), as the record date of Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof. Holders of record of the ADS as of the close of business on September 3, 2026 (New York Time), are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

6.	RECOMMENDATION

The Directors (excluding the Independent Board Committee whose view has been included in the section headed “Letter from the Independent Board Committee” of this circular) are of the view that the terms of the Extension and the Specific Mandate, are conducted on normal commercial terms or better, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

To the best of the Directors’ knowledge, information and belief, none of the Directors has or may be deemed to have a material interest in the above proposed transactions and is required to abstain from voting on the relevant Board resolutions.

The independent non-executive Directors have formed the Independent Board Committee for the purpose of advising the Independent Shareholders in respect of the Extension and the Specific Mandate. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in the same regard. The Directors (excluding the Independent Board Committee whose view has been included in the section headed “Letter from the Independent Board Committee” of this circular) recommend the Independent Shareholders to vote in favor of the ordinary resolution in relation to the Extension and the Specific Mandate to be proposed at the Extraordinary General Meeting.

7.	ADDITIONAL INFORMATION

Your attention is drawn to the letters from the Independent Board Committee and from the Independent Financial Adviser, which are respectively set out on page 21 and pages 22 to 43 of this circular. Additional information is also set out in the appendix to this circular.

LETTER FROM THE BOARD

Trading in the Shares on the Stock Exchange has been suspended since January 28, 2025. Under Rule 6.01A(1) of the Listing Rules, the Company must ensure trading in its Shares to resume by the 18-month prescribed remedial period. Otherwise, the Stock Exchange will be entitled to delist the Company. To resume trading, the Company must demonstrate to the Stock Exchange’s satisfaction that it has met all the resumption guidance, addressed all the issues arising from time to time warranting a trading suspension and re-complied with the Listing Rules by the resumption deadline. The Company will disclose updates on the satisfaction of resumption guidance by way of announcement, as and when appropriate.

Publication of this circular does not indicate that the Stock Exchange is satisfied that the Company has fulfilled any resumption guidance nor would it constitute any decision or conclusion from the Stock Exchange not to delist the Company nor warrant any approval from the Stock Exchange on the resumption of trading in the Shares on the Stock Exchange.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

September 9, 2026

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

PROPOSED EXTENSION OF MATURITY DATE OF

THE PING AN OVERSEAS HOLDINGS CONVERTIBLE PROMISSORY NOTES

We refer to the circular dated September 9, 2026 issued by the Company (the “Circular”) of which this letter forms part. Terms defined in the Circular shall have the same meanings herein unless the context otherwise requires.

We have been appointed as members of Independent Board Committee to advise the Independent Shareholders in respect of the Extension contemplated under the Amendment and Supplemental Agreement and the Specific Mandate, details of which are set out in the “Letter from the Board” in the Circular. Red Sun Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

We wish to draw your attention to the “Letter from the Board” set out on pages 5 to 20 of the Circular and the “Letter from the Independent Financial Adviser” set out on pages 22 to 43 of the Circular.

Having taken into account, among other things, the terms of the Extension and the Specific Mandate and taking into account the advice of, the Independent Financial Adviser as set out in the “Letter from the Independent Financial Adviser” in the Circular, we concur with the view of the Independent Financial Adviser and consider that although the Extension is not in the ordinary and usual course of business of the Group, the terms and conditions of the Extension contemplated under the Amendment and Supplemental Agreement and the Specific Mandate are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the Extension and the Specific Mandate at the Extraordinary General Meeting.

Yours faithfully,

For and on behalf of the Independent Board Committee of

Lufax Holding Ltd

Mr. Dicky	Ms. Wai Ping	Mr. Koon	Mr. Siu	Mr. Wai
Peter YIP	Tina LEE	Wing Ernest IP	Hong CHENG	Kin CHIM
Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Set out below is the full text of the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Extension contemplated under the Amendment and Supplemental Agreement, for the purpose of inclusion in this circular.

Room 2703, Floor 27, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong

Tel: (852) 2857 9208
Fax: (852) 2857 9100

September 9, 2026

To:	the Independent Board Committee and the Independent Shareholders of Lufax Holding Ltd

Dear Sirs,

CONNECTED TRANSACTION

PROPOSED EXTENSION OF MATURITY DATE OF

THE PING AN OVERSEAS HOLDINGS

CONVERTIBLE PROMISSORY NOTES

I. INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders with regard to the Extension, details of which are contained in the letter from the Board (the “Letter from the Board”) as set out in the circular to the Shareholders dated September 9, 2026 (the “Circular”). Unless otherwise specified, terms defined in the Circular have the same meanings in this letter.

With reference to the Letter from the Board, on August 20, 2026, the Company and Ping An Overseas Holdings entered into the Amendment and Supplemental Agreement to, among others, extend the maturity date of the outstanding Ping An Overseas Holdings Convertible Promissory Notes by one years from October 8, 2026 to October 8, 2027 (i.e. the Extended CB Maturity Date). The Company agreed to pay the consideration of US$29,377,672.86 to Ping An Overseas Holdings for the Extension (the “Consideration”). The payment shall be made by bank transfer by the Company to the designated accounts of Ping An Overseas Holdings. The Company shall pay to Ping An Overseas Holdings the consideration on the Original Maturity Date. The Consideration was determined after arm’s length negotiations between the parties with reference to the difference between (i) the outstanding principal amount of US$507,988,000 of the Ping An Overseas Holdings Convertible Promissory Notes; and (ii) the fair market value of the Ping An Overseas Holdings Convertible Promissory Notes of approximately US$478,610,000 as of the Valuation Date as determined by the Valuer as provided in the Valuation Report. Save as disclosed above, all the other terms and conditions of the outstanding Convertible Promissory Notes remain unchanged.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

With reference to the Letter from the Board, An Ke Technology and Ping An Overseas Holdings hold approximately 44.13% and 22.72% of the issued share capital of the Company as at the date of the Circular, respectively. Accordingly, An Ke Technology and Ping An Overseas Holdings are connected persons of the Company and the transactions contemplated under the Extension constitute connected transactions of the Company which are subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

With reference to the Letter from the Board, to the best of the Directors’ knowledge, information and belief, none of the other Directors has or may be deemed to have a material interest in the above proposed transactions and is required to abstain from voting on the relevant Board resolutions.

II. THE INDEPENDENT BOARD COMMITTEE

The Board comprises of one executive Director, namely, Mr. Xiang Ji and five independent non-executive Directors, namely, Mr. Dicky Peter Yip, Ms. Wai Ping Tina Lee, Mr. Koon Wing Ernest Ip, Mr. Siu Hong Cheng and Mr. Wai Kin Chim.

The independent non-executive Directors have formed the Independent Board Committee for the purpose of advising the Independent Shareholders as to whether the Extension is conducted in the ordinary and usual course of business, fair and reasonable, and whether the Extension is on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

We have been appointed to advise the Independent Board Committee and the Shareholders in these respects and to give our opinion in relation to the Extension for the Independent Board Committee’s consideration when making their recommendation to the Shareholders.

III. OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationship with or interest in the Company or any other parties that could reasonably be regarded as relevant to our independence. In the last two years, save for this appointment and our appointment as the independent financial adviser in June 2026 for the potential continuing connected transactions between the Company and its connect person, which may or may not be materialised, we did not act as an independent financial adviser to the Independent Board Committee and the Independent Shareholders of the Company for any transaction.

In addition, for information purposes only, in the previous two years, we acted as independent financial adviser for OneConnect Financial Technology Co., Ltd. for continuing connected transactions pursuant to certain framework agreements, details of which are set out in the circular of OneConnect Financial Technology Co., Ltd. dated November 6, 2024.

Apart from normal professional fees paid or payable to us in connection with this appointment and the engagement as stated above as the Independent Financial Adviser, no arrangements exist whereby we have received or will receive any fees or benefits from the Group or any other parties that could reasonably be regarded as relevant to our independence. Accordingly, we consider that we are independent from the Group pursuant to Rule 13.84 of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

IV. BASIS OF OUR ADVICE

In formulating our advice to the Independent Board Committee and Independent Shareholders, we have relied solely on the statements, information, opinions, beliefs and representations for matters relating to the Group and Ping An Overseas Holdings as the parties of the Amendment and Supplemental Agreement and their respective shareholders and management contained in the Circular and the information and representations provided to us by the Group and/or its senior management (the “Management”) and/or the Directors. We have assumed that all such statements, information, opinions, beliefs and representations contained or referred to in the Circular (including this letter) or otherwise provided or made or given by the Group and/or the Management and/or the Directors and for which it is/they are solely responsible were true and accurate, and valid and complete in all material respects at the time they were made and given and continue to be true and accurate, and valid and complete in all material respects as at the date of the Circular. We have assumed that all the opinions, beliefs and representations for matters relating to the Group and Ping An Overseas Holdings made or provided by the Management and/or the Directors contained in the Circular have been reasonably made after due and careful enquiry. The Company and/ or the Management and/or the Directors confirmed that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have been provided with sufficient information and documents to enable us to reach an informed view and the Management has assured us no material information has been withheld from us to allow us to reasonably rely on the information provided so as to provide a reasonable basis for our advice. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions, beliefs and representations provided to us by the Group and/or the Management and/or the Directors and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out any independent verification of the information provided, nor have we conducted any independent investigation into the business and affairs of the Company and Ping An Overseas Holdings and their respective shareholder(s) and subsidiaries or affiliates, and their respective histories, experience and track records, or the prospects of the markets in which they respectively operate.

This letter is issued for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Extension and the transactions contemplated thereunder, and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.

V. BACKGROUND INFORMATION OF THE PARTIES TO THE EXTENSION

In arriving at our opinion and recommendation on the Extension, we have taken the following principal factors and reasons into consideration:

1. Information of the Group

As set out in the Letter from the Board, the Group principally engaged in the core retail credit and enablement business with borrowers and institutions and consumer finance business in the PRC.

Set out below is a summary of the Group’s operating results by activities, as extracted from the published annual report of the Company for the year ended December 31, 2025 (the “2025 Annual Report”) and the interim results of the Company for the six months ended June 30, 2026 (the “2026

Interim Results Announcement”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Summary of the Group’s consolidated financial performance:

	For the year ended		For the year ended
	December 31,		June 30,
	2024	2025	2025	2026
	RMB’000	RMB’000	RMB’000	RMB’000
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Total income	24,513,408	27,127,610	14,084,249	12,489,157
Total expenses	(26,592,093)	(27,705,356)	(13,593,289)	(13,174,619)
Profit/(loss) before income tax expenses	(2,075,685)	(577,746)	490,960	(685,462)
Net profit/(loss) for the year/period	(3,603,515)	(1,711,611)	(518,975)	(694,269)
attributable to:
— owners of the Company	(3,870,620)	(2,097,678)	(767,235)	(895,889)
— non-controlling interest	267,105	386,067	248,260	201,620

For the year ended December 31, 2024 and 2025

Total income of the Group increased by approximately 10.7% from approximately RMB24,513 million for the year ended December 31, 2024 to approximately RMB27,128 million for the year ended December 31, 2025, mainly due to an increase of investment income and the increase of take rate, partially offset by a decrease of loan balance.

As set out in the 2025 Annual Report, technology platform-based income decreased by approximately 31.5% from approximately RMB8,161 million for the year ended December 31, 2024 to approximately RMB5,588 million for the year ended December 31, 2025. This decrease was primarily due to a decrease of approximately 31.8% in retail credit and enablement service fees from approximately RMB8.1 billion in 2024 to approximately RMB5.5 billion in 2025 and a decrease of approximately 10.2% in other technology platform-based income from approximately RMB95.0 million in 2024 to approximately RMB85.0 million in 2025. In addition, net interest income increased by approximately 7.2% from approximately RMB12,311 million for the year ended December 31, 2024 to approximately RMB13,194 million for the year ended December 31, 2025, mainly due to an increase of net interest income from financial institutions which due to the expansion of the Group’s consumer finance & microloan leading business. Furthermore, guarantee income increased by approximately 53.5% from approximately RMB3,580 million in 2024 to approximately RMB5,496 million in 2025. This increase was primarily attributable to an increase in the average off-balance risk-bearing loan balance.

Total expenses of the Group increased by approximately 4.2% from approximately RMB26,592 million for the year ended December 31, 2024 to approximately RMB27,705 million for the year ended December 31, 2025 due to the increase in risk costs due to declining customer repayment capacity, amid rising risk exposure, partially offset by the reduction in operating expenses achieved through the Group’s cost control measures.

As a result, net loss attributable to owners of the Company of approximately RMB3.9 billion in 2024 decreased to approximately RMB2.1 billion in 2025.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

For the six months ended June 30, 2025 and 2026

Total income of the Group decreased by approximately 11.3% from approximately RMB14,084 million for the six months ended June 30, 2025 to approximately RMB12,489 million for the six months ended June 30, 2026, mainly due to the decrease in overall balance scale.

As set out in the 2026 Interim Results Announcement, technology platform-based income decreased by approximately 25.9% from approximately RMB2,887 million for the six months ended June 30, 2025 to approximately RMB2,139 million for the six months ended June 30, 2026. This decrease was primarily due to the decrease of retail credit and enablement service fees as a result of the decrease in loan balance. In addition, net interest income increased by approximately 8.3% from approximately RMB6,405 million for the six months ended June 30, 2025 to approximately RMB6,939 million for the six months ended June 30, 2026, mainly due to the expansion of the Group’s consumer finance & microloan lending on-balance sheet loans, partially offset by the decrease in the Group’s average balance of loans originated by consolidated trust plans. Furthermore, guarantee income decreased by approximately 16.9% from approximately RMB2,816 million for the six months ended June 30, 2025 to approximately RMB2,341 million for the six months ended June 30, 2026, mainly due to a decrease in the average balance of off-balance sheet loans.

Total expenses of the Group decreased by approximately 3.1% from approximately RMB13,593 million for the six months ended June 30, 2025 to approximately RMB13,175 million for the six months ended June 30, 2026, mainly due to the optimization in operation costs by the Group’s expense control measures, partially offset by the increase in the credit impairment losses due to the weaken customer repayment capability along with the increased risk exposure.

As a result, net loss attributable to owners of the Company of approximately RMB767.2 million for the six months ended June 30, 2025 increased to approximately RMB895.9 million in for the six months ended June 30, 2026.

Summary of the Group’s consolidated financial position:

	As at		As at
	December 31,		June 30,
	2024	2025	2026
	RMB’000	RMB’000	RMB’000
	(Audited)	(Audited)	(Unaudited)
Total assets	203,536,643	208,114,647	202,699,843
Total liabilities	119,938,886	126,073,572	121,251,653
Total equity attributable to:	83,597,757	82,041,075	81,448,190
— owners of the Company	81,772,702	79,830,163	79,035,806
— non-controlling interests	1,825,055	2,210,912	2,412,384

As at December 31, 2024 and 2025

The Group’s total assets increased from approximately RMB203,536.6 million as at December 31, 2024 to approximately RMB208,114.6 million as at December 31, 2025.

It was also noted that the Group’s total liabilities increased from approximately RMB119,938.9 million as at December 31, 2024 to approximately RMB126,073.6 million as at December 31, 2025.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

As a result of the above, the total equity of the Group attributable to the owners of the Company decreased from approximately RMB81,772.7 million as at December 31, 2024 to approximately RMB79,830.2 million as at December 31, 2025.

As at December 31, 2025 and June 30, 2026

The Group’s total assets decreased from approximately RMB208,114.6 million as at December 31, 2025 to approximately RMB202,699.8 million as at June 30 2026. It was also noted that the Group’s total liabilities decreased from approximately RMB126,073.6 million as at December 31, 2025 to approximately RMB121,251.7 million as at June 30 2026.

As a result of the above, the total equity of the Group attributable to the owners of the Company decreased from approximately RMB79,830.2 million as at December 31, 2025 to approximately RMB79,035.8 million as at June 30, 2026.

In addition, with reference to the Letter from the Board, trading in the Shares on the Stock Exchange has been suspended since January 28, 2025. Under Rule 6.01A(1) of the Listing Rules, the Company must ensure trading in its Shares to resume by the 18-month prescribed remedial period. Otherwise, the Stock Exchange will be entitled to delist the Company. To resume trading, the Company must demonstrate to the Stock Exchange’s satisfaction that it has met all the resumption guidance, addressed all the issues arising from time to time warranting a trading suspension and re-complied with the Listing Rules by the resumption deadline. The Company will disclose updates on the satisfaction of resumption guidance by way of announcement, as and when appropriate. Publication of the Circular does not indicate that the Stock Exchange is satisfied that the Company has fulfilled any resumption guidance nor would it constitute any decision or conclusion from the Stock Exchange not to delist the Company nor warrant any approval from the Stock Exchange on the resumption of trading in the Shares on the Stock Exchange.

2. Information of the parties to the Extension

With reference to the Letter from the Board:

(i)	the Group is principally engaged in the core retail credit and enablement business with borrowers and institutions and consumer finance business in the PRC; and

(ii)

Ping An Overseas Holdings is a company with limited liability incorporated in Hong Kong, it is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

3. Overview of the PRC economy and industry landscape

Based on our research on the data published by the National Bureau of Statistics of China (the “Statistics Bureau”) in December 20251 and January 20262, the gross domestic product (“GDP”) of the PRC for the year ended December 31, 2025 recorded a growth of approximately 5.0% compared to the year ended December 31, 2024.

[1]	www.stats.gov.cn/sj/zxfb/202512/t20251226_1962144.html
[2]	www.stats.gov.cn/sj/zxfb/202601/t20260120_1962349.html

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

However, the ongoing geopolitical uncertainties and economic challenges prevailing in major economies, including the protectionist policies under the current U.S. administration, such as the imposed tariffs and sanctions, may continue to represent a challenge to the PRC’s economic environment as a whole.

The PRC government introduced a series of measures to further implement financial support and preferential tax and fee policies for micro and small scale enterprises (“MSEs”). In March 2025, seven ministries including the General Offices of the State Taxation Administration issued the Notice on Launching the 2025 Special Action of “Spring Rain Nourishes Seedlings” to Promote the Development of Micro and Small Scale Business Entities (《關於開展2025年助力小微經營主體發展「春雨潤苗」專項行動的通知》 )3, initiating three major series of events — “enhancing service quality and efficiency”, “safeguarding healthy growth”, and “facilitating development and upgrades” for micro and small scale business entities, with 10 key service initiatives introduced. In May 2025, the General Office of the National Financial Regulatory Administration (NFRA) released the Notice on Effectively Enhancing Financial Services for Micro and Small Scale Enterprises in 2025 (《關於做好2025年小微企業金融服務工作的通知》 )4, while eight ministries including the NFRA issued the Several Measures to Support Financing for Micro and Small Scale Enterprises (《支持小微企業融資的若干措施》 )5, introducing 10 and 23 measures respectively. These efforts aim to “maintain the volume, improve the quality, stabilize the pricing, and optimize the structure” of financial services for MSEs, thereby further enhancing the financing situation of MSEs and individual businesses. These national policies will facilitate the long-term and healthy development of MSEs. The “Outline of the Plan for the Domestic Demand Expansion Strategy (2022–2035)” (《擴大內需戰略規劃綱要（2022–2035年）》)6 issued by the State Council in December 2022 also set the long-term goals to scale-up consumption and investment in China and build up an effective system to boost domestic demand.

VI. PRINCIPAL FACTORS AND REASONS CONSIDERED IN CONNECTION WITH THE EXTENSION

1.	Reasons for and benefits of the Extension

We have summarised the reasons for and benefits of the Extension from the Letter from the Board below.

The Convertible Promissory Notes would mature on October 8, 2026 unless further extended. In the event that Ping An Overseas Holdings chooses not to exercise the conversion rights, the Company would be expected to incur a substantial cash outflow, being the outstanding principal amount of the Ping An Overseas Holdings Convertible Promissory Notes in the amount of US$507,988,000 and the interest accrued, in order to redeem the respective Ping An Overseas Holdings Convertible Promissory Notes.

The extension of the maturity date of the Ping An Overseas Holdings Convertible Promissory Notes pursuant to the Amendment and Supplemental Agreement will enable the Company to postpone such substantial cash outflow and allow the Company to have more financial flexibility in the deployment of its working capital for its business operations and development, without having to incur additional financing costs to effect immediate repayment. In addition, given the uncertainty in the economic environment and fierce competition in the industry, the holding of sufficient funds will safeguard the Company’s ability to cope with such complex environment and satisfy its operational needs.

[3]	fgk.chinatax.gov.cn/zcfgk/c102424/c5239297/content.html
[4]	www.nfra.gov.cn/cn/view/pages/governmentDetail.html?docId=1207558&itemId=878&generaltype=1
[5]	www.nfra.gov.cn/cn/view/pages/governmentDetail.html?docId=1210257&generaltype=1&itemId=878
[6]	www.gov.cn/zhengce/202212/content_6720767.htm

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

2.	Principal terms of the Ping An Overseas Holdings Convertible Promissory Notes

Set out below is the summary of principal terms of the Ping An Overseas Holdings Convertible Promissory Notes after the Amendment and Supplemental Agreement based on the Letter from the Board.

Issuer:	The Company

Holders of the Ping An Overseas Holdings Convertible Promissory Notes:	Ping An Overseas Holdings

Issuance date of the Ping An Overseas Holdings Convertible Promissory Notes:	October 8, 2015

Outstanding principal amount of the Ping An Overseas Holdings Convertible Promissory Notes:	US$507,988,000

Interest and interest payment dates:	0.7375% per annum of the principal amount outstanding from time to time, payable semi-annually until the Extended CB Maturity Date

Extended CB Maturity Date:	October 8, 2027

Transferability:	The Ping An Overseas Holdings Convertible Promissory Notes or any part(s) thereof may be assigned or transferred to any third party subject to compliance of certain conditions, including, among others, (a) the execution of a form of transfer substantially in the agreed form annexed to the Ping An Overseas Holdings Convertible Promissory Notes, and (b) that the Convertible Promissory Notes must be delivered for cancellation to the Company accompanied by a duly executed form of transfer.

Conversion period:	The period commencing on April 30, 2027 until the date which is five (5) business days before (and, excluding) the Extended CB Maturity Date (i.e., October 8, 2027).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Conversion right:	The holders of the Ping An Overseas Holdings Convertible Promissory Notes shall have the right to convert the whole or any part of the outstanding principal amount of the Ping An Overseas Holdings Convertible Promissory Notes into certain number of the ordinary shares of the Company (“Conversion Shares”) at any time during the conversion period at the initial conversion price of US$14.8869 per Share, subject to certain adjustments (“Conversion Price”), primarily including adjustments for (i) any consolidation or subdivision of Shares, (ii) any issuance of Shares to the shareholders by way of capitalization of profits or reserves, (iii) any capital distributions made to shareholders, (iv) certain issuance of Shares, or certain grant of options, warrants or other rights to purchase any Shares, to shareholders at a price less than the current market price, (v) any issuance of any securities (other than Shares or options, warrants or other rights to purchase Shares) to all or substantially all Shareholders as a class by way of rights, or any grant to all or substantially all Shareholders as a class by way of rights of any options, warrants or other rights to purchase any securities (other than Shares or options, warrants or other rights to purchase Shares), (vi) any issuance of securities by the Company or any subsidiary, or any other person (pursuant to any arrangements with the Company or any subsidiary) in connection with an offer by or on behalf of the Company or any subsidiary or such other person, pursuant to which offer the shareholders generally are entitled to participate in arrangements whereby such securities may be acquired by them, and (vii) other events that the Company considers that it would be appropriate for an adjustment to be made to the conversion price, subject to the Guidance Letters and all relevant regulations.

The conversion rights attaching to the Ping An Overseas Holdings Convertible Promissory Notes may be exercised on any business day during the conversion period by the holder giving no less than 10 business days prior notice to the Company.

Conversion price:	The initial conversion price is US$14.8869 per Share, subject to anti- dilution adjustments including, among others, any consolidation or subdivision of shares and any payment of capital distribution to the shareholders. The initial conversion price was determined after arm’s length negotiations between the Company and Ping An Overseas Holdings with reference to a number of factors, including, among other things, the then assets, liabilities, financial performance, business condition and future prospects of the Company. On August 22, 2023, the Company declared a semiannual dividend of US$0.078 per the Share or US$0.039 per the ADS for the six months ended June 30, 2023 and the conversion price had been adjusted to US$12.74 per share in accordance with the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes; and in the first half of 2024, the Board and Shareholders approved a special dividend of US$1.21 per Share or US$2.42 per ADS out of the share premium account with the scrip dividend scheme as detailed in the circulars of the Company dated June 12, 2024, and the conversion price had been further adjusted to US$2.32 per share in accordance with the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes (the “Adjusted Conversion Price”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

For reference, the closing price per Share as quoted on the Stock Exchange on the last trading day (being January 27, 2025) prior to the suspension of the trading of Shares on the Stock Exchange is HK$10.9 and the closing price per ADS as quoted on the NYSE on the last trading day (being August 19, 2026, New York time) is US$1.45.

Redemption right:	Unless previously converted or purchased and canceled, the Company will redeem the Ping An Overseas Holdings Convertible Promissory Notes at 100% of its outstanding principal amount together with accrued interest (calculated up to but including the date of redemption) on the Extended CB Maturity Date. The holders of the Ping An Overseas Holdings Convertible Promissory Notes shall be entitled (but not obliged) to give a redemption notice to the Company in writing that the Ping An Overseas Holdings Convertible Promissory Notes are, and shall become due and payable within 30 days of receipt of such notice if an event of default occurs and the Company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Overseas Holdings Convertible Promissory Notes specifying the occurrence of any of the events of defaults.

Voting:	The holder shall not be entitled to receive any notices of, attend or vote at any meetings of the Company by reason only being the holder.

Ranking of Conversion Shares:	The Conversion Shares shall rank pari passu in all respects with all existing Shares then in issue at the date on which the notice of conversion is given.

The Conversion Shares

The number of Conversion Shares to be issued by the Company to the holder of the Ping An Overseas Holdings Convertible Promissory Notes shall be equal to the quotient of (i) the principal amount of the relevant Ping An Overseas Holdings Convertible Promissory Notes divided by (ii) the conversion price (as adjusted) rounded down to the nearest US$ cent. No fraction of Share shall be issued on conversion.

Assuming that the Ping An Overseas Holdings Convertible Promissory Notes are fully converted into Conversion Shares at the conversion price of US$2.32 per Share, a total of 218,960,344 Conversion Shares will be issued which represent approximately 12.63% of the issued share capital of the Company as at the date of the Circular and approximately 11.22% of the issued share capital of the Company as enlarged by the allotment and issue of the Conversion Shares. The Company is not obliged to issue Shares in satisfaction of the conversion rights contemplated under the Ping An Overseas Holdings Convertible Promissory Notes in breach of its obligations under the Listing Rules (including but not limited to the minimum public float requirement).

As at the date of the Circular, (i) the Company has no treasury Shares (as defined under the Listing Rules); and (ii) the Company holds in aggregate 56,304,860 Shares, being shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and shares issued to the Depositary for bulk issuance of the ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s share incentive plans. The Company and has no intention to use treasury Shares (as defined under the Listing Rules) to satisfy its obligations upon conversion of the Ping An Overseas Holdings Convertible Promissory Notes.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

The allotment and issue of the Conversion Shares are subject to the granting of the Specific Mandate by the Independent Shareholders. The Company will seek the grant of the Specific Mandate from the Independent Shareholders at the EGM.

There are no restrictions on any subsequent sale of the Conversion Shares. The allotment and issue of the Conversion Shares will not result in a change of control of the Company.

Listing

No application will be made by the Company for the listing of the Ping An Overseas Holdings Convertible Promissory Notes on the Stock Exchange or any other stock exchange. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

Specific Mandate

The Company will seek the grant of the Specific Mandate from the Independent Shareholders at the EGM. An Ke Technology and Ping An Overseas Holdings will abstain from voting on the resolution(s) in respect of the Specific Mandate. The Specific Mandate will be valid from the date of passing the relevant resolution at the EGM.

3.	Evaluation of the Consideration and the Adjusted Conversion Price

3.1	Analysis of the Consideration

With reference to the Letter from the Board, the Company agreed to pay the consideration of US$29,377,672.86 to Ping An Overseas Holdings for the Extension. The payment shall be made by bank transfer by the Company to the designated accounts of Ping An Overseas Holdings. The Company shall pay to Ping An Overseas Holdings the consideration on the Original Maturity Date. The Consideration was determined after arm’s length negotiations between the parties with reference to the difference between (i) the outstanding principal amount of US$507,988,000 of the Ping An Overseas Holdings Convertible Promissory Notes; and (ii) the fair market value and the outstanding principal amount of the Ping An Overseas Holdings Convertible Promissory Notes as of the Valuation Date of approximately US$478,610,000 as determined by the Valuer as provided in the Valuation Report.

With reference to the Letter from the Board, an independent valuation on the fair value of the Ping An Overseas Holdings Convertible Promissory Notes has been conducted by the independent Valuer. The Valuer issued the Valuation Report on August 7, 2026. The Valuer is AVISTA Valuation Advisory Limited, an independent valuer engaged by the Company.

In addition, based on the analysis outlined above and the valuation method employed, the Valuer is of the view that that as of the Valuation Date, the fair value of the Ping An Overseas Holdings Convertible Promissory Notes as of the Valuation Date, on a pro forma basis, is reasonably stated at approximately US$478,610,000.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

The Consideration of US$29,377,672.86 represents the difference between the outstanding principal amount of the Ping An Overseas Holdings Convertible Promissory Notes of US$507,988,000 as at the Valuation Date and the appraised value of the Ping An Overseas Holdings Convertible Promissory Notes of approximately US$478,610,000 as set out in the valuation report of the Ping An Overseas Holdings Convertible Promissory Notes conducted by AVISTA Valuation Advisory Limited (the “Valuation Report”), by using the binomial option pricing model, involving the construction of binomial price trees, which are diagrams representing different possible paths that might be followed by the stock price over the life of the Ping An Overseas Holdings Convertible Promissory Notes and is a technique commonly used by market participants based on “no-arbitrage” principles and risk neutral methodology, and had demonstrated to provide reliable estimates of prices obtained in objective actual market transactions and consistent with valuation logic under IFRS 13 — Fair Value Measurement, which is considered to be more appropriate in the Valuer’s professional judgement than adopting probability-weighted sensitivity model which involving subjectivity of sensitivity parameters. The binomial option pricing model derives the fair value by discounting the future cash flows expected to be received under the Ping An Overseas Holdings Convertible Promissory Notes with a coupon rate of 0.7375% per annum payable semi-annually based on the outstanding principal amount of Ping An Overseas Holdings Convertible Promissory Notes of US$507,988,000 to the Valuation Date. The valuation model incorporates various parameters including (i) the closing price of the ADS (as defined below) as at the Valuation Date of US$1.32; (ii) time to maturity of one year; (iii) expected volatility of 61.30%, determined based on the change of price of ADS of the Company and not less than six comparable companies listed in NYSE, Nasdaq, Nasdaq Global Select Market or the Shanghai Stock Exchange with similar business of the Group over a historical period of one year as of the Valuation Date; (iv) expected nil dividend yield of the Company, derived from the recent dividend yield of the ADS; (v) discount rate is 7.13%, derived based on build-up method by the sum of (a) applicable risk-free rate of 4.07%, referring to the one-year US government treasury yield as of the Valuation Date, sourced from Bloomberg; (b) applicable option-adjusted spread of 1.55%, referring to same of the comparable bonds issued by peers in the same industry in terms of, among others, time to maturity and credit rating with the Ping An Overseas Holdings Convertible Promissory Notes; and (c) liquidity risk spread of 1.50%, refers to that for speculative grade bonds as sourced from the academic research Liquidity Risk Premia in Corporate Bond Markets written by Frank de Jong and Joost Driessen. For further details, please refer to the Letter from the Board.

The valuation of the Ping An Overseas Holdings Convertible Promissory Notes was also subject to the following major assumptions:

(a)	there will be no material changes in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect the business of the Company;

(b)	there are no material changes in the financial position of the Company between the respective financial reporting dates and the Valuation Date;

(c)	the Company will not be constrained by the availability of finance;

(d)	the Company will retain competent management, key personnel and technical staff to support its ongoing operations;

(e)	the interest rates will not differ materially from those presently prevailing; and

(f)	there are no hidden or unexpected conditions associated with the business entity valued that might adversely affect the reported value.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

In respect of the fairness and reasonableness of the Consideration and the appraised fair value of the Ping An Overseas Holdings Convertible Promissory Notes as at the Valuation Date, we have:

(i)

obtained and reviewed the credentials of AVISTA Valuation Advisory Limited, the Valuer, including the profile and qualifications of the transaction team lead members to assess their capabilities in performing the independent valuation of the Ping An Overseas Holdings Convertible Promissory Notes. In this regard, we noted that the transaction team lead members have extensive experience in performing valuation of equity interests, financial instruments and intangible assets for various purposes and served a wide variety of clients in different industries;

(ii)

obtained and reviewed the engagement letter of the Valuer for provision of the valuation consulting services in respect of the Ping An Overseas Holdings Convertible Promissory Notes to assess whether the scope of work is appropriate to the opinion required to be given and in line with the market practice;

(iii)	obtained, reviewed and commented on the assumptions and bases applied by the Valuer in the Valuation Report. In this regard, we have:

a.

discussed with the Management to enquire, among others, whether they are aware of any factor or circumstance contrary to the assumptions made by the Valuer, and that they agreed with the assumptions and bases applied by the Valuer and did not foresee any material deviation in the industry trends and market conditions from the economic forecasts underlying the valuation performed by the Valuer; and

b.

we discussed with the Valuer regarding the assumptions applied for the Valuation Report and noted that they are normal assumptions in relation to the valuation of respective assets with similar nature.

(iv)

we understand that binomial option pricing model is used valuation approach by market participants for valuing convertible security with a hybrid instrument that gives the holder the right, but not the obligation, to convert the bond into shares of the issuer;

(v)

in relation to the expected volatility as one of the parameters adopted in the Valuation Report under the binominal option pricing model, we understand that the comparable companies are (a) engaged in consumer finance or transaction and payment processing services or related business; (b) with majority of total revenue is derived from online loan platforms, fintech solutions, online direct sales, unsecured credit products, or related credit solutions; and (c) listed on major stock exchanges in the United States,the PRC or Hong Kong (together the “Selection Criteria”). The Selection Criteria are considered to be reasonable as business nature is the most determinant factor in selecting the most relevant and appropriate comparable companies, which reflects the risks and returns of similar business activities as exposed to both the Group and the identified comparable companies, and we understand from the Valuer that the expected dividend yield at nil was on the basis that no dividend was paid or proposed for the latest financial year ended December 31, 2025;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

(vi)

in relation to the discount rate, (a) the applicable risk-free rate of refers to the one-year US government treasury yield as of the Valuation Date, which is a widely accepted benchmark for valuing different kind of assets with the same term; (b) the applicable option-adjusted spread refers to the median of not less than 30 comparable bonds in terms of time to maturity, credit rating, nature of coupon rate, issuer’s characteristics and the currency denomination with the Ping An Overseas Holdings Convertible Promissory Notes, which is considered as reasonable; and (c) liquidity risk spread refers to that for speculative grade bonds as sourced from the academic research Liquidity Risk Premia in Corporate Bond Markets written by Frank de Jong, a professor in the Department of Finance of Tilburg University, and Joost Driessen, a professor of Financial Derivatives in the School of Economics and Management and Center for Economic Research of Tilburg University in February, 2007, which is a widely accepted source among valuers for analysis of liquidity risk spread with reference to the discussion with the Valuer. Hence we consider the applicable discount rate is reasonable and justifiable;

(vii)

conducted an interview with the transaction team lead members of the Valuer in to enquire and gain further understanding on, among others, their expertise, the methodologies, bases and assumptions adopted in the Valuation Report, as well as to confirm their independence with the Company and Ping An Overseas Holdings to assess whether the formal and/or informal representations made to the Valuer by the Company and Ping An Overseas Holdings are in line with our knowledge. During the interview, the Valuer has confirmed that (i) they are independent to the Company, and (ii) the parameters adopted are considered as the most common methodology for similar engagements in the industry; and

(viii)

assessed whether there is any material discrepancy in the variables or parameters used in the Valuation Report with other independent public sources. In this regard, we have cross-checked the key parameters used by the Valuer, including the spot price per share, time to maturity, expected volatility, expected dividend yield, discount rate, risk free rate, credit spread and liquidity risk spread with other public sources, such as Bloomberg and where applicable, obtained the detailed underlying calculation schedules to review the basis for deriving the parameters used.

Based on the above independent works performed, we are of the view that the appraised fair value of the Ping An Overseas Holdings Convertible Promissory Notes as at the Valuation Date is fair and reasonable and therefore, and the appraised value of the Ping An Overseas Holdings Convertible Promissory Notes is an appropriate valuation reference point to assess the fairness and reasonableness of the Consideration.

3.2	Review on ADS price performance

We note from the Letter from the Board that the Adjusted Conversion Price is US$2.32 per Conversion Share, which was adjusted in accordance with the anti-dilution clause of the Ping An Overseas Holdings Convertible Promissory Notes. For reference, the closing price per Share as quoted on the Stock Exchange on the last trading day (being January 27, 2025) prior to the suspension of the trading of Shares on the Stock Exchange is HK$10.9 and the closing price per ADS as quoted on the NYSE on the last trading day (being August 19, 2026, New York time) (the “Last Trading Day”) is US$1.45.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

With a view to assess whether the Adjusted Conversion Price is fair and reasonable, and considered that trading in the Shares on the Stock Exchange has been halted with effect on January 28, 2025, and remained suspended up to the date of the Amendment and Supplemental Agreement, we have reviewed the daily closing price of ADS (with a ratio that one ADS representing two Shares, (the “ADS Ratio”)) as quoted on the NYSE for the twelve-month period from August 19, 2025 to August 19, 2026 (the “Review Period”). Set out below is the price of ADS during the Review Period:

From July 2025 to mid of September 2025, the closing price of ADS fluctuated between US$2.66 and US$3.35 per ADS, and then increased to up to US$4.40 per ADS on October 2, 2025. Thereafter, the ADS price was generally on a declining trend up to the date of the Amendment and Supplemental Agreement. The price per ADS decreased to US$2.44 per ADS on November 19, 2025, and gradually increased to US$3.11 per ADS on February 17, 2026. After that, the ADS price continued to decrease to US$1.45 per ADS on August 19, 2026.

During the Review Period, closing prices of the ADS ranged from US$1.23 per ADS to US$4.4 per ADS. The theorical conversion price of the Ping An Overseas Holdings Convertible Promissory Notes of US$4.64 per ADS, being two times of the Adjusted Conversion Price of US$2.32 per Conversion Share (the “Theorical Conversion Price”), is above such range of the closing prices of the ADS during the Review Period. We consider that the comparison of the Theorical Conversion Price with the more recent ADS price is a more relevant analysis than the comparison of the price per Share before the suspension of trading of the Share since January 28, 2025 when determining the fairness and reasonableness of the unchanged Adjusted Conversion Price in the Amendment and Supplemental Agreement as the market price of the ADS immediately before entering into the Amendment and Supplemental Agreement can better and directly reflect the then prevailing market conditions and financial situation of the Group. In light of the foregoing and the results of market comparable analysis set out in section (c) as below, we are of the view that the unchanged Adjusted Conversion Price is fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

3.3	Trading liquidity

For illustration purposes, we have reviewed the trading volume data in respect of the ADS (which may reflect the trading volume of the Share to a certain extent) during the Review Period as illustrated in the table below:

	Total trading volume for the month/period	Number of trading days in the month	Average daily trading volume for the relevant month/period	Percentage of average daily trading volume to implied number of ADS as at the end of the relevant month/ period(Note)
	Number of ADS	Days	Number of ADS	Approximately percentage
2025
August (since August 19, 2025)	17,148,600	9	1,905,400	0.22%
September	57,959,900	21	2,759,995	0.32%
October	79,155,500	23	3,441,543	0.40%
November	33,066,900	19	1,740,363	0.20%
December	23,884,100	22	1,085,641	0.13%
2026
January	22,634,600	20	1,131,730	0.13%
February	28,778,800	19	1,514,674	0.17%
March	44,181,600	22	2,008,255	0.23%
April	28,046,400	21	1,335,543	0.15%
May	23,176,500	20	1,158,825	0.13%
June	33,441,600	21	1,592,457	0.18%
July	11,988,499	22	544,932	0.06%
August (up to August 19, 2026)	14,963,203	13	1,151.016	0.13%
			Maximum	0.40%
			Minimum	0.06%
			Average	0.19%

Note:

The implied number of ADS is calculated based on the ADS Ratio that one ADS representing two Shares and the total number of 1,733,377,784 Shares in issue at the Last Trading Day. For the avoidance of doubt, the total number of the Shares in issue as at the Last Trading Day does not represent the actual number of Shares in issue during the Review Period. On this basis, the analysis set out in the table above is for illustration purposes only.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

As set out in the table above, during the Review Period, the percentage of average daily trading volume of ADSs by month/period, were in the range of approximately 0.06% to approximately 0.40% with an average of approximately 0.19% as to the implied number of ADS. which revealed that the implied liquidity of the Shares has not been high in the open market, in particular, in the recent six months period since January 2026 and up to the Last trading Day.

3.4	Market comparable analysis

For comparison purpose, we have, reviewed announcement of recent issues, extension and change of material terms of convertible bonds/notes under specific mandate to connected persons by companies listed on the Stock Exchange for the period of twelve-month period prior to the date of the Amendment and Supplemental Agreement (the “Comparable Issues”). Based on such criteria, we have identified 27 Comparable Issues, which to the best of our knowledge, efforts and endeavours.

In order to determine whether the Adjusted Conversion Price is reasonable, we have compared the respective premium/discount of the conversion price to (i) the closing price of the shares of such companies on the on the last trading day prior to/on the date of the relevant announcement or subscription agreement (the “Last Trading Day Premium/Discount”); and (ii) the average closing price of the last five consecutive trading days immediately prior to and/or including the last trading day prior to/on the date of the relevant announcement or subscription agreement (the “Five Days Premium/Discount”). In addition, we have also reviewed and compared the maturity period and the interest rates of the Ping An Overseas Holdings Convertible Promissory Notes with that of the Comparable Issues.

For the purpose of this analysis, with reference to the price of ADS as quoted on the NYSE and the ADS Ratio that one ADS representing two Shares, the Adjusted Conversion Price of US$2.32 per Conversion Share represents a premium of approximately 220.0% over the closing price of US$1.45 per ADS (equivalent to approximately US$0.73 per Share) as quoted on the NYSE on the Last Trading Day, and a premium of approximately 215.6% over the average closing price of US$1.47 per ADS (equivalent to approximately US$0.74 per Share) as quoted on the NYSE for the last five consecutive trading days up to and including the Last Trading Day.

Taking into account that valid comparables have to be under similar and recent market conditions and fulfil the criteria of being connected transactions listed by companies listed on the Stock Exchange as set out above to ensure they provide a fair and reasonable comparison, we consider that the 27 Comparable Issues found are sufficient to reflect the prevailing market conditions for comparison purposes. Shareholders should note that the business, operations and prospects of the Group are not the same as the subject companies of the Comparable Issue, and the Comparable Issues are only used to provide a general reference for the recent general market practice on the issue of the new convertible bonds/notes.

Shareholders should note that the size, principal business, scale of the market capitalisation, profitability and financial positions of the Group may not be the same as the Comparable Issues and we have not conducted any in-depth investigation into the size, principal business, scale of the market capitalisation, profitability and financial positions of the Comparable Issues. This analysis is aiming in providing a general reference for the recent market practice in relation to the key terms of the Comparable Issues under similar type of transactions, we consider that our comparable analysis on the terms of the convertible bonds/notes without limiting to companies that are with similar size, principal business, scale of the market capitalisation, profitability and financial positions as that of the Group is fair and reasonable and useful for Independent Shareholders’ reference.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

As the conversion price of the convertible bonds/notes is usually determined with reference to the prevailing market conditions, we consider that the selected time frame of twelve-month period prior to the date of Amendment and Supplemental Agreement is appropriate for the purposes of comparison as it can generate sufficient number of comparables which can satisfy the abovementioned selection criteria, as well as an insight on the conversion price of the convertible bonds/notes recently issued by other listed companies on the Stock Exchange under similar market conditions and sentiments. In order to strike a balance between accuracy and number of comparables, we are of the view that the 27 Comparables Issues observed from the selected time frame can reflect the recent trend of conversion price of new issuance of convertible bonds/notes in the market.

We set out our findings in the table below:

Company name	Stock code	Date of announcement	Interest rate per annum	Maturity	Premium/ (discount) of conversion price over/to the closing price on the last trading day prior to/ on the date of the respective announcement/ agreement	Premium/ (discount) of conversion price over/to the average closing price of five trading days prior to and including the last trading day prior to/on the date of the respective announcement/ agreement
			(%)	Year	(%)	(%)

Novautek Technologies Group Limited	519	July 24 2026	6.00	2.00	14.65	14.65
Zhongke Group Holdings Limited	3321	July 23 2026	12.00	0.50	(5.98)	(5.98)
Zhong Ao Home Group Limited	1538	July 21 2026	0.00	4.00	22.37	15.10
Value Convergence Holdings Limited	821	July 10 2026	0.00	3.00	(19.30)	(22.82)
AOM International Group Company Limited	381	June 26 2026	0.00	3.00	56.86	56.25
Biosysen Limited	1355	May 26, 2026	0.00	5.00	0.00	0.65
Jintai Energy Holdings Limited	2728	May 19, 2026	8.00	2.00	25.00	17.19
Green Leader Holdings Group Limited (Note 1)	61	May 14, 2026	0.00	2.00	209.86	225.44
Powerlong Real Estate Holdings Limited (Note 1)	1238	May 14, 2026	0.00	1.50	895.67	879.56
Vision Values Holdings Limited	862	April 13, 2026	3.00	3.00	13.50	22.80
China SCE Group Holdings Limited (Note 1)	1966	April 13, 2026	0.00	1.50	1,367.90	2,439.70
Man Sang International Limited	938	March 25, 2026	2.00	3.75	14.29	2.44
Ruixin International Holdings Limited	724	March 11, 2026	2.00	2.00	33.33	33.33
China Water Industry Group Limited	1129	February 16, 2026	10.00	2.00	(31.56)	(1.44)
True Partner Capital Holding Limited	8657	February 4, 2026	3.00	2.00	(77.78)	(76.47)
China Biotech Services Holdings Limited	8037	December 29, 2025	10.00	4.00	(16.46)	(24.49)
Hope Life International Holdings Limited	1683	December 1, 2025	0.00	3.00	3.51	0.79
Zhong Ji Longevity Science Group Limited	767	December 1, 2025	0.00	5.00	(3.51)	(2.14)
International Entertainment Corporation	1009	November 17, 2025	3.00	5.00	(16.67)	(17.36)
BeijingWest Industries International Limited	2339	November 17, 2025	0.00	1.00	(34.21)	(20.00)
Sunshine Oilsands Limited	2012	November 16, 2025	8.00	2.00	12.54	0.00
Domaine Power Holdings Limited (Note 1)	442	November 12, 2025	0.00	3.00	190.70	196.91
AOM International Group Company Limited	381	November 7, 2025	0.00	3.00	0.81	(6.72)
Zoomlion Heavy Industry Science and Technology Co., Ltd	1157	October 30, 2025	1.80	5.00	35.23	35.49
DTXS Silk Road Investment Holdings Company Limited	620	October 17, 2025	3.85	3.00	5.56	6.03
Karrie International Holdings Limited	1050	October 13, 2025	2.00	3.00	(7.26)	(15.57)
China Rongzhong Financial Holdings Company Limited	3963	September 3, 2025	2.75	3.00	0.00	(0.17)
		Maximum	12.00	5.00	56.86	56.25
		Minimum	0.00	0.50	(77.78)	(76.47)
		Average	3.37	3.01	1.08	(0.50)
		Median	2.00	3.00	0.81	(0.00)
The Company (Note 2)			0.7375	1.00	220.0	215.6

Source: The website of the Stock Exchange

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Notes:

1.

Given the premium under the issuance of convertible bonds/notes by Green Leader Holdings Group Limited, Powerlong Real Estate Holdings Limited, China SCE Group Holdings Limited and Domaine Power Holdings Limited are substantially higher than the range of the premium/discounts of the other Comparable Issues and with a view to ensure the Comparable Issues reflects the general market conditions, each of Green Leader Holdings Group Limited, Powerlong Real Estate Holdings Limited, China SCE Group Holdings Limited and Domaine Power Holdings Limited, considered as an outliner, was excluded from the analysis.

2.

With reference to the price of ADS as quoted on the NYSE and the ADS Ratio that one ADS representing two Shares, the Adjusted Conversion Price of US$2.32 per Conversion Share represents a premium of approximately 220.0% over the closing price of US$1.45 per ADS (equivalent to approximately US$0.73 per Share) as quoted on the NYSE on the Last Trading Day, and a premium of approximately 215.6% over the average closing price of US$1.47 per ADS (equivalent to approximately US$0.74 per Share) as quoted on the NYSE for the last five consecutive trading days up to and including the Last Trading Day.

As illustrated in the table above, we note that (i) the Last Trading Day Premium represented by the Adjusted Conversion Price of approximately 220.0% is higher than the range of the Last Trading Day Premium/Discount of the Comparable Issue ranged from a discount of approximately 77.78% to a premium of approximately 56.86%, with an average of a premium of approximately 1.08%; and (ii) the Five Days Premium represented by the Adjusted Conversion Price of approximately 215.6% is higher than the range of the Five Days Premium/Discount of Comparable Issues ranged from a discount of approximately 76.47% to a premium of approximately 56.25%, with an average discount of approximately 0.50%.

Having considered the above, in particular:

(i)	the Extension is the most appropriate means of satisfying the funding requirement upon the Expiry Date;

(ii)	the price ADS was generally on a declining trend and the relatively low liquidity in the trading of the ADS during the Review Period;

(iii)

the Last Trading Day Premium and Five Days Premium represented by the Adjusted Conversion Price is higher than the range of the Premium/Discount and Five Days Premium/Discount of the Comparable Issues, respectively; and

(iv)

the trading of the Shares is currently suspended, it is unlikely that the Company will be able to obtain third party debt financing and the Ping An Overseas Holdings Convertible Promissory Notes provide an interest rate of 0.7375% per annum which falls within range of the Comparable Issues and is lower than the average of 3.37%, we are of the view that the unchanged Adjusted Conversion Price is acceptable and justifiable so far as the Independent Shareholders are concerned.

In addition, considered that (i) the interest rates of the Ping An Overseas Holdings Convertible Promissory Notes of 0.7375% falls within range of the interests rates of the Comparable Issues ranged from 0.0% to 12.0% and is lower than the average of the Comparable Issues of approximately 3.37%, which is in the interest of the Shareholders; and (ii) the maturity period of the Ping An Overseas Holdings Convertible Promissory Notes of one year falls within the range of the maturity periods of the Comparable Issues ranged from 0.5 year to five years, which is in the interest of the Shareholders, we are of the view that the interests rates and maturity period of the Ping An Overseas Holdings Convertible Promissory Notes are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

4.	Financial effects of the Extension

4.1	Effect on shareholders’ equity

According to the 2025 Annual Report, the consolidated net assets attributable to owners of the Company amounted to approximately RMB79.8 billion as at December 31, 2025.

If the Ping An Overseas Holdings Convertible Promissory Notes are fully converted into 218,960,344 Shares at or before maturity, the net assets attributable to owners of the Company is expected to be increased and the non-current liabilities is expected to be decreased.

4.2	Effect on working capital

As discussed with the Management, we noted that no material impact to working capital of the Group after the Extension is expected.

4.3	Effect on gearing ratio

Based on the 2025 Annual Report, the gearing ratio of the Group, calculated based on the total debt (being the aggregate of borrowings and convertible promissory notes payable) divided by total equity, was approximately 85.37 % as at December 31, 2025.

It is expected that the gearing ratio of the Group will decrease if the Ping An Overseas Holdings Convertible Promissory Notes are fully or partly converted at or before its maturity, as the outstanding liability component of the Ping An Overseas Holdings Convertible Promissory Notes will be contributed to total equity and total debt of the Group will decrease.

It should be noted that the aforementioned analyses are for illustrative purpose only and do not purport to represent how the financial position of the Group will be upon the completion of the Extension.

5.	Potential dilution to the Independent Shareholders’ interests

The following table illustrates the shareholding structure of the Company (i) as at the date of the Circular; and (ii) immediately after and assuming full conversion of the Ping An Overseas Holdings Convertible Promissory Notes:

Shareholders	As at the date of the Circular			Immediately after the conversion of the whole of the principal amount of the Ping An Overseas Holdings Convertible Promissory Notes
	No. of Shares		Approximate %	No. of Shares	Approximate %
An Ke Technology	764,894,583	(1)	44.13	764,894,583	39.18
Ping An Overseas Holdings	393,795,905	(1)	22.72	612,756,249	31.39
Public	574,687,296		33.15	574,687,296	29.43

Total	1,733,377,784		100.00	1,952,338,128	100.00

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

Notes:

(1)

An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly-owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 764,894,583 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings.

(2)

Certain percentage figures included in the above table have been subject to rounding adjustments. Accordingly, figures shown as totals may not be an arithmetic aggregation of the figures preceding them.

(3)

The shareholding structure is shown for illustration purpose only and may not be exhaustive. Pursuant to the conversion restrictions under the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes, the conversion rights may only be exercised to the extent that, immediately after such conversion, the Company will continue to be able to satisfy the public float requirements under the Listing Rules (i.e. the minimum public float prescribed by the Listing Rules, whereby at least 25% of total number of issued Shares (excluding treasury Shares) must be in public hands).

Upon full conversion of the Ping An Overseas Holdings Convertible Promissory Notes, 218,960,344 Conversion Shares, will be allotted and issued by the Company to Ping An Overseas Holdings, representing: (a) approximately 12.63% of the issued share capital of the Company as at the date of the Circular; and (b) approximately 11.22% of the issued share capital of the Company as enlarged by the allotment and issue of the Conversion Shares. Accordingly, upon the full conversion of the Ping An Overseas Holdings Convertible Promissory Notes, assuming no other changes in the issued share capital between now and the full conversion of the Ping An Overseas Holdings Convertible Promissory Notes, the shareholding of Ping An Overseas Holdings will increase from approximately 22.72% to approximately 31.39% and the public shareholding will decrease by approximately 3.72 percentage point from approximately 33.15% to approximately 29.43%.

Taking into account (i) the reasons for and benefits of the Extension as set out in the section headed “1. Reasons for and benefits of the Extension”; and (ii) the fact that the principal terms of the Ping An Overseas Holdings Convertible Promissory Notes after the Fifth Amendment and Supplemental Agreement are fair and reasonable so far as the Independent Shareholders are concerned, we are of the view that the potential dilution impact and the aforementioned level of dilution to the shareholding interests of the existing public Shareholders are acceptable.

VII. RECOMMENDATION

Having taken into consideration the factors and reasons stated above including the Shares have been suspended January 28, 2025, in particular:

(i)

the reasons for the Extension as discussed in the section headed “1. Reasons for and benefits of the Extension” above, in particular the estimated outbound funding shortfall of the Group by the end of 2026 if the Company repays the Ping An Overseas Holdings Convertible Promissory Notes by the Expiry Date;

(ii)	the interest rate, term of maturity, Adjusted Conversion Price fall within the range of the Comparable Issues and are generally in line with market; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISOR

(iii)

the potential dilution effect to the shareholding interest of the public Shareholders of approximately 3.72 percentage point arising from the conversion of the Ping An Overseas Holdings Convertible Promissory Notes is acceptable, we are of the opinion that (i) although the Extension is not in the ordinary and usual course of business of the Group, it is on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and the Independent Shareholders as a whole; and (ii) the terms of the Extension (which all principal terms remain unchanged) are fair and reasonable, in particular, the interest rate of the Ping An Overseas Holdings Convertible Promissory Notes is lower than the average of the Comparable Issues, which is in the interests of the Group and the Independent Shareholders as a whole.

Accordingly, we would recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the relevant resolution(s) to be proposed at the EGM.

Yours faithfully
For and on behalf of
Red Sun Capital Limited
Robert Siu Ben Leung
Managing Director Director

Mr. Robert Siu is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of Red Sun Capital Limited to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO and has over 26 years of experience in the corporate finance industry.

Mr. Ben Leung is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of Red Sun Capital Limited to carry out type 6 (advising on corporate finance) regulated activity under the SFO and has over ten years of experience in corporate finance industry.

*	for identification purposes only

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS AND SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE

(a)	Interests and short positions in the Shares, underlying Shares and debentures of the Company and its associated corporations

As of the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them had taken or was deemed to have taken under the provisions of the SFO), or which were required, pursuant to section 352 of the SFO, or (ii) to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (iii) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules were as follows:

Interest in associated corporation

Name of director	Nature of interest	Name of Associated corporation	Class of shares	Number of shares interested(1)	Approximate percentage of shareholding interest in the relevant class of shares(1)	Long position/ Short position
Mr. Dicky Peter YIP (葉迪奇)	Beneficial owner	Ping An Insurance	H shares	3,000	0.00%	Long position

Save as disclosed above, as of the Latest Practicable Date, none of the Directors or chief executive of the Company had interests or short positions in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which each of them had taken or deemed to have taken under the provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code.

APPENDIX	GENERAL INFORMATION

(b)	Other interests

As at the Latest Practicable Date, to the best of the Directors’ knowledge, information and belief, no Director is a director or employee of a company which has an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the issuer under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3.	DISCLOSURE OF INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Directors or chief executive of the Company, no other person had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to section 324 of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

Interests and Short Positions in Shares and Underlying Shares of the Company

Name of shareholder	Capacity/ Nature of interest	Number of Shares	Approximate percentage of shareholding interest(1)		Long position/ Short position
An Ke Technology(2)	Beneficial owner	764,894,583	44.13%		Long position
Ping An Overseas Holdings(2)	Beneficial owner	393,795,905	22.72%		Long position
Ping An Financial Technology(2)	Interest in controlled corporations	764,894,583	44.13%		Long position
Ping An Insurance(2)	Interest in controlled corporations	1,158,690,488	66.85%		Long position
Tun Kung Company Limited(3)	Beneficial interest	119,034,498	6.87%		Long position
		20,000,000	1.15%		Short position
Tongjun Investment Company Limited(3)	Interest in controlled corporations	119,034,498 20,000,000	6.87 1.15	% %	Long position Short position
Mr. Wenwei DOU(3)	Interest in controlled corporations	119,034,498 20,000,000	6.87 1.15	% %	Long position Short position
Ms. Wenjun Wang(3)	Interest in controlled corporations	119,034,498 20,000,000	6.87 1.15	% %	Long position Short position

APPENDIX	GENERAL INFORMATION

Notes:

(1)

The calculation is based on the total number of 1,733,377,784 Shares issued and outstanding as of Latest Practicable Date (excluding the Pre-IPO Treasury Shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s Share Incentive Plans).

(2)

Represents 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 764,894,583 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings.

Further, for the Convertible Promissory Notes issued to Ping An Overseas Holdings and An Ke Technology, please refer to the section headed “Letter from the Board” in this circular.

(3)

The long position represents 119,034,498 Shares held by Tun Kung Company Limited, a BVI company, including, as of Latest Practicable Date, the interest in 24,603,222 Shares which derives from ADSs. The short position represents 20,000,000 ADSs as of Latest Practicable Date, which represent 40,000,000 Shares, pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International, and Goldman Sachs (Asia) L.L.C. As of Latest Practicable Date, Tongjun Investment Company Limited owned 100% of the issued and outstanding share capital of Tun Kung Company Limited. Tongjun Investment Company Limited is a British Virgin Islands company. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited’s shares. Therefore, Tongjun Investment Company Limited, Mr. Wenwei DOU and Ms. Wenjun WANG are deemed to be interested in the Shares held by Tun Kung Company Limited.

4.	SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered into any service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors nor any of their respective close associates (as defined under the Listing Rules) had any business or interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group under Rule 8.10 of the Listing Rules.

APPENDIX	GENERAL INFORMATION

6.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS OF SIGNIFICANCE

As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors were materially interested in contract or arrangement subsisting which was significant in relation to the business of the Group, nor had any Director had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group since December 31, 2025, the date to which the latest published audited consolidated financial statements of the Group were made up. There was no contracts or arrangement subsisting as at the Latest Practicable Date in which a Director is materially interested and which is significant in relation to the Group’s business.

7.	LITIGATION

As disclosed in the annual report of the Company for the year ended December 31, 2025 published on April 30, 2026, in March 2026, a putative federal securities class action was filed against the Company and certain of the Company’s former principal officers (collectively, the “Defendants”), alleging that the Defendants made materially false and misleading statements or omissions, regarding the Company’s internal controls and financial results in violation of the Securities Exchange Act of 1934. As this action remains in its preliminary stage, management is unable to estimate the possible outcome, or possible loss or possible range of loss, if any, associated with the resolution of this case.

Save as disclosed above, as at the Latest Practicable Date, no member of the Group was engaged in any litigation or claim of material importance and, to the Directors’ best knowledge, there was no litigation or claim of material importance pending or threatened by or against any member of the Group.

8.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since December 31, 2025 (being the date to which the latest published audited consolidated financial statements of the Group were made up).

9.	EXPERT’S QUALIFICATIONS AND CONSENT

The following is the qualification of the expert who has been named in this circular or has given opinions or advice contained in this circular:

Name	Qualification

Red Sun Capital Limited	a corporation licensed under the SFO to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities

Avista Valuation Advisory Limited	Independent professional valuer

The experts named above have given and confirmed that they have not withdrawn their written consent to the issue of this circular with the inclusion herein of its letter, advice, opinion and/or references to their name, logo and qualifications, in the form and context in which they respectively appear.

APPENDIX	GENERAL INFORMATION

As at the Latest Practicable Date, each of the experts named above:

(a)

did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(b)

did not have any direct or indirect interest in any assets which had been acquired or disposed of by, or leased to any member of the Group, or was proposed to be acquired or disposed of by, or leased to any member of the Group, since December 31, 2025, being the date to which the latest audited financial statements of the Group was made up.

10.	DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the websites of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) and the Company (ir-hk.lufaxholding.com) for a period of 14 days from the date of this circular (both days inclusive):

(a)	the Share Purchase Agreement;

(b)	the Ping An Overseas Holdings Convertible Promissory Notes;

(c)	the first amendment and supplemental agreement to the Share Purchase Agreement dated November 27, 2015;

(d)	the second amendment and supplemental agreement to the Share Purchase Agreement dated August 31, 2020;

(e)	the third amendment and supplemental agreement to the Share Purchase Agreement dated August 20, 2021;

(f)	the fourth amendment and supplemental agreement to the Share Purchase Agreement dated December 6, 2022; and

(g)	the Amendment and Supplemental Agreement.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting (the “Extraordinary General Meeting”) of Lufax Holding Ltd (the “Company”) will be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Thursday, October 8, 2026 at 10 a.m., for the following purposes of considering and, if thought fit, passing the following ordinary resolution. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company dated September 9, 2026 (the “Circular”).

ORDINARY RESOLUTIONS

To consider and, if thought fit, pass with or without modification, the following resolutions as ordinary resolution:

1.	“That

(a)

the Amendment and Supplemental Agreement in relation to the extension of maturity date of the outstanding Ping An Overseas Holdings Convertible Promissory Notes by one year from October 8, 2026 to October 8, 2027 be and is hereby approved, confirmed and ratified;

(b)

subject to the Stock Exchange approving the Extension, the Board be and is hereby granted a specific mandate to allot and issue new Shares of US$2.32 (subject to adjustments) each in the share capital of the Company upon exercise of the conversion rights attaching to the Ping An Overseas Holdings Convertible Promissory Notes in accordance with the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes (as revised by the Extension); and

(c)

any one of the Directors be and is hereby authorised for and on behalf of the Company to execute all such documents and agreements and do all such acts and things, including but without limitation to the execution of all such documents, as he/she may in his/her discretion consider necessary, expedient or desirable for the purpose of or in connection with the implementation of or giving effect to the Extension or the Amendment and Supplemental Agreement and all matters incidental thereto or in connection therewith.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on September 3, 2026, Hong Kong time, as the record date of Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof.

Holders of record of the ADSs as of the close of business on September 3, 2026, New York Time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

ATTENDING THE EXTRAORDINARY GENERAL MEETING

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the Extraordinary General Meeting.

FORMS OF PROXY AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the Extraordinary General Meeting. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the form of proxy (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir-hk.lufaxholding.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A. Your vote is important. You are urged to complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10 a.m. (Hong Kong time), on October 6, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

By Order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, September 9, 2026

As of the date of this notice, the Board comprises Mr. Xiang JI as the executive Director, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP, Mr. Siu Hong CHENG and Mr. Wai Kin CHIM as the independent non-executive Directors.